Exhibit 4.25
Shanghai CRIC Information Technology Co., Ltd.
and
Shanghai Real Estate Sales (Group) Co., Ltd.

Transitional Services Agreement

Dated as of July 27, 2009

Transitional Services Agreement
THIS TRANSITIONAL SERVICES AGREEMENT (this “Agreement”) is entered into in Shanghai, the People’s Republic of China (“PRC”) as of July 27, 2009 by and between the following Parties:
1.	Shanghai CRIC Information Technology Co., Ltd. (“Party A”)

Registered Address: Room 308, Building A, Science and Technology Building, No. 149 Yanchang Road, Zhabei District, Shanghai
2.	Shanghai Real Estate Sales (Group) Co., Ltd. (“Party B”)

Registered Address: Room 308, Building 1, No. 1376 Jiangdong Road, Pudong New Area, Shanghai
(The above two parties are hereinafter referred to individually as a “Party” and collectively as the “Parties”.)
WHEREAS:
CRIC Holdings Limited, a limited liability company duly established under the laws of Cayman Islands (hereinafter referred to as “CRIC”) and E-House (China) Holdings Limited, a limited liability company duly established under the laws of Cayman Islands (hereinafter referred to as “E-House”) entered into an Offshore Transitional Services Agreement, dated as of July 27, 2009 (the “Offshore Transitional Services Agreement”), which sets forth provisions in respect of transitional services between the CRIC Group (as defined below) and the E-House Group (as defined below, exclusive of the CRIC Group).
NOW, THEREFORE, pursuant to the terms and conditions of the Offshore Transitional Services Agreement, the Parties, respectively as a member of the CRIC Group and the E-House Group, hereby have reached the following agreement on provision of transitional services:
Article 1 Definitions
Unless otherwise specified in this Agreement, the following terms used in this Agreement shall have the meanings prescribed thereto below. “Provider” means, with respect to any particular Service, the entity or entities identified on the relevant Schedule to this Agreement as the Party to provide such Service.
“CRIC Group” means CRIC and any entity controlled by CRIC, but exclusive of any member of the E-House Group. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or an entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“E-House Group” means E-House and any entity controlled by E-House, but exclusive of any member of the CRIC Group.
“Affiliate” of Party A means an entity established in the PRC under the PRC laws which controls, is controlled by, or is under common control with Party A; “Affiliate” of Party B means an entity established in the PRC under the PRC laws which controls, is controlled by, or is under common control with Party B, but exclusive of any member of the CRIC Group.
“Live Filing Date” has the meaning prescribed to it in the Offshore Transitional Services Agreement.
“Recipient” means, with respect to any particular Service, the entity or entities identified on the relevant Schedule to this Agreement as the Party to receive such Service.
“Service Period” means, with respect to any Service, the period commencing on the Live Filing Date and ending on the earlier of (i) the date the Recipient terminates the provision of such Service pursuant to Article 4.1 of this Agreement, (ii) the date the Provider terminates the provision of such Service pursuant to Article 4.2 of this Agreement, (iii) the first date upon which members of the E-House Group no longer collectively own at least twenty percent (20%) of the voting power of the then outstanding securities of CRIC or (iv) the first date upon which E-House, collectively with the other members of the E-House Group, ceases to be the largest beneficial owner of the then outstanding voting securities of CRIC (for purposes of this clause (iv), without considering holdings of institutional investors that have acquired CRIC securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing the control of CRIC).
“Schedule” means the schedule to this Agreement, including the amendments made in accordance with Article 2.2 and Article 9.8.
“PRC” means the People’s Republic of China, which, for purposes of this Agreement only, does not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.
Article 2 Services
2.1	Initial Services

Except otherwise provided herein, during the applicable Service Period, each Provider shall provide to the Recipient or its designated Affiliate services that shall be provided by the Provider to the Recipient or its Affiliates as set forth on the Schedule annexed hereto (the “Initial Services”).

2.2	Additional Services

During the applicable Service Period, the Parties may identify through consultations additional services that the Provider will provide to the Recipient or any of its Affiliates in accordance with the terms of this Agreement (the “Additional Services” and, together with the Initial Services, the “Services”) and shall enter into a written agreement on the terms with regard to the Provider, Recipient, service scope, Services Charges and service term in respect of the Additional Service and attach it to this Agreement as a Schedule after it is executed by the duly authorized representatives of the Parties. Each Provider shall provide to the Recipient or its Affiliate the services that shall be provided by the Provider as set forth on that Schedule.

2.3	Changes in Services

The Parties agree and acknowledge that any Provider may make changes from time to time in the manner of performing the applicable Services if such Provider is making similar changes in the manner of performing similar services for itself, its Affiliates or other third parties, and if such Provider furnishes to the Recipient substantially the same notice, in content and timing, as such Provider provides to its Affiliates or other third parties, if any, respecting such changes. In addition, and without limiting the immediately preceding sentence in any way, and notwithstanding any provision of this Agreement to the contrary, such Provider may make any of the following changes without obtaining the prior consent of the Recipient: (i) changes to the process of performing a particular Service that do not adversely affect the benefits to the Recipient of such Provider’s provision or quality of such Service in any material respect or materially increase the charge for such Service; (ii) emergency changes on a temporary and short-term basis; and (iii) changes to a particular Service in order to comply with applicable laws or regulatory requirements.

2.4	Services Relating to the Affiliates

In respect of any Service of which the actual Provider or the actual Recipient is an Affiliate of a Party, if any of the applicable PRC laws and regulations or any of the competent PRC governmental authorities requires that the Affiliate sign a separate service agreement with respect to such Service, the Parties shall act and cause the Affiliate to act as required to enter into a service agreement on such Service in a form substantially identical to the form of this Agreement.

2.5	Standard of Services
(i)	The Provider will use its commercially reasonable efforts to provide or cause its Affiliates or other third parties to provide the Recipient with the Services in a manner which is substantially similar in nature, quality and timeliness to the Services provided by the Provider to the

Recipient immediately prior to the date hereof; provided, however, that nothing in this Agreement will require the Provider to prioritize or otherwise favor the Recipient over any third parties or any of the Provider’s or the Provider’s Affiliates’ business operations.

(ii)	The Recipient acknowledges that the Provider’s obligation to provide the Services is contingent upon the Recipient providing in a timely manner all information, documentation, materials as requested by the Provider for the necessity of providing the Services with reasonable prior notice and making timely decisions, approvals and taking other actions that shall been taken by it.. The Provider shall not be responsible for any failure to provide any Service in the event that the Recipient has not fully complied with the immediately preceding sentence.

(iii)	Except to the extent necessary to maintain the level of the Services provided immediately before the execution date hereof (or with respect to any Additional Service, the agreed-upon level), the Provider shall not be obligated to hire any additional employees, purchase any additional equipment, or maintain the employment of any specific employee.

(iv)	The Provider shall have the right to designate the personnel to provide the Services to the Recipient, and to remove and replace any such personnel at any time. Notwithstanding any provision of this Agreement to the contrary, the Provider will have the right, to the extent permitted by the applicable laws and regulations, to designate any of its Affiliates or a third party at any time to perform the Services in a whole or in a part, provided that such Affiliate or the third party is capable and qualified, as required by the applicable laws and regulations (if any), to perform the Services. At the Recipient’s request, the Provider will consult in good faith with the Recipient regarding choice of the specific personnel to provide any particular Services; provided, however, that the Provider’s decision will control and be final and binding Notwithstanding the preceding sentences in this Article 2.5(iv), the Provider shall be responsible for the Services provided to the Recipient by any Affiliate or any third party provider designated by it according to this article and shall ensure such Services be exactly in line with the standard of Services as provided in this Article 2.5.

(v)	The Parties shall exercise and cause their applicable Affiliates to exercise efforts in good faith to cooperate with each other in connection with the performance of the Services hereunder.

(vi)	If the Provider reasonably believes it is unable to provide any Service because of a failure to obtain necessary consents (e.g., third-party consents required in the ordinary course of providing the Services), licenses or approvals, such failure shall not constitute a breach hereof. In such cases, the Parties will cooperate with each other to determine the best alternative approach; provided, however, that in no event will the Provider be required to provide such Service until the consents, licenses, or approvals have been obtained or an alternative approach reasonably satisfactory to the Provider is found.
2.6	Responsibility for Provider Personnel

The Provider will have the sole and exclusive responsibility for the action, omission, fault or personal injury of the personnel designated by the Provider to perform the Services (“Provider Personnel”) in the course of their providing the Services to the Recipient or its Affiliates. The Provider will pay and cause its Affiliates or any other third party provider (if applicable) to pay the Provider Personnel, in accordance with the applicable laws and regulations, all the payments that are payable by the Provider, its Affiliates or any other third party to the Provider Personnel, including but not limited to salaries and other payable costs incurred as a result of the establishment, existence or termination of any employment relationship (if applicable) .

2.7	Compliance with Laws and Regulations

Notwithstanding any provision to the contrary contained herein, the Provider shall not provide the Recipient or its Affiliates with any Service that is not in compliance with the applicable laws and regulations.

2.8	Intellectual Property Rights

Unless otherwise agreed upon by the Parties, intellectual property rights in respect of any achievements originally owned by the Provider or created by the Provider during the course of providing any Services are properties of the Provider.
Article 3 Service Charges
3.1	Service Charges

Charges for the Services (“Service Charge”) will be charged to and payable by the Recipient pursuant to the fee rate set out in the Schedules on a quarterly basis.

3.2	Late Payments

If the Recipient fails to pay the Service Charges in full before the due date as provided in Article 3.1 of this Agreement, and further fails to fully pay the same within twenty-five (25) days of the due date (“Grace Period”), outstanding Service Charges as of expiration date of the Grace Period will bear interest at the rate of 0.75% per month for the period commencing on the due date of the Service Charge and ending on the expiration date of the Grace Period, and then at the rate of 1.5% per month for the period commencing on the day immediately after the Grace Period and ending on the date on which the Recipient fully pays the Service Charges.

3.3	Changes in Service Charges

Notwithstanding Article 3.1 and Article 3.2 of this Agreement, upon expiration of each twelve (12) months during the Service Period, if the Provider, after reviewing the costs and expenses actually incurred by it for the Services provide during the previous twelve (12) months, believes that such costs and expenses are materially higher or lower than the Service Charges paid by the Recipient for the Services, the Provider will deliver to the Recipient the evidencing documentation for such actual costs and expenses and the Parties will renegotiate in good faith to adjust the Service Charges for such Services.
Article 4 Termination of the Services
4.1	Early Termination by the Recipient

The Recipient may terminate one or more or all of the Services by giving a written notice to the Provider of such termination (the “Termination Notice”) pursuant to the required notice period for such termination provided in the Schedule, unless such termination will cause the Provider to be in breach of the relevant agreement in respect of such Services between it and a third party.

Early termination by the Recipient under the preceding paragraph will obligate the Recipient to pay the Provider the early termination fees pursuant to the amounts, prescribed in the Schedule for such Services and such circumstances.

Upon the receipt of a Termination Notice, the Provider will advise the Recipient, to the reasonable and workable extent, as to whether early termination of such Services will result in the termination or partial termination, or otherwise affect the provision of, certain other Services. If this will be the case, the Recipient may withdraw its Termination Notice within ten (10) days. If the Recipient does not withdraw the Termination Notice within such period, such termination will come into effect and the Recipient will be deemed to have agreed to or recognized the termination, partial termination or affected provision of such other Services caused by such termination and to pay the early termination fees incurred as a result of the termination or partial termination of aforesaid other Services.

4.2	Termination by the Provider

The Provider may terminate one or more or all of the Services by giving a written notice to the Recipient pursuant to the required notice period for such termination provided in the Schedule, if the Provider ceases to perform such Services for itself and its Affiliates.

Without prejudice to the preceding provisions of this Article 4.2, if the Recipient breaches any material provision of this Agreement (including a failure to timely pay an invoiced amount), the Provider may terminate this Agreement by giving prior written notice to the Recipient; provided, however, the Recipient will have thirty (30) days after receiving such written notice to cure such breach. If the Recipient fails to cure such breach within the preceding period, the termination will become effective.

4.3	Effect of Termination of Services
(i)	In the event of any termination of a part of the Services, this Agreement will continue in full force and effect with respect to the other Services not so terminated.

(ii)	For each of the terminated Services, the Recipient will promptly pay to the Provider all the Service Charges accrued through the effective date of the Termination Notice.

(iii)	In connection with the termination of a particular Service, the Provider will, on or before the last day of the relevant Service Period, cooperate or procure its Affiliates to cooperate fully in order to deliver data and information concerning the Service to the Recipient within the period reasonably agreed upon by the Parties.
Article 5 Liabilities for Breach
5.1	The Parties acknowledge and agree that, without prejudice to any other provisions of this Agreement, if any Party (the “Breaching Party”) is in breach of any provision hereof (the “Breach”), the Party who does not commit a breach (the “Non-breaching Party”) has the right to require that the Breaching Party rectify it or take a remedial action within a reasonable period and to require that the Breaching Party indemnify it against all its losses incurred as a result of the Breach.

5.2	Notwithstanding any other provision of this Agreement, the effect of this Article will remain despite the termination of this Agreement.
Article 6 Confidentiality
6.1	Regardless of the termination of this Agreement, each Party is obligated to keep strictly confidential trade secrets, proprietary information, clients’ information and all other information of confidential nature related to the other Party that are known to the former Party during the course of its execution and performance of this Agreement (the “Confidential Information”). Unless as agreed to by the Party who disclosed the Confidential Information (the “Disclosing Party”), or as required by the relevant laws, regulations or the requirements applicable where the publicly listed Affiliate of any Party is located, the receiving party of the Confidential Information (the “Receiving Party”) shall not disclose to any third party any of such Confidential Information. Except for the purpose of performing this Agreement, the Receiving Party shall not use any Confidential Information.

6.2	The Confidential Information does not include:
(a)	the information that has been lawfully acquired by the Party receiving the information before as demonstrated by certain written evidence;

(b)	the information entering the public domain without attribution to any fault of the Party receiving the information; and

(c)	the information lawfully acquired by the Party receiving the information from other sources after being received by the Party.
6.3	The Receiving Party may disclose Confidential Information to its relevant employees, agents or professionals engaged by it. However, the Receiving Party shall ensure that such persons shall abide by the relevant terms and conditions of this Article, and shall assume any liability incurred as a result of the breach by any of such persons of the relevant terms and conditions of this Article.

6.4	Notwithstanding any other provision of this Agreement, the effect of this Article shall not be affected by the termination of this Agreement.
Article 7 Notices
7.1	All notices, requests, demands and other correspondences required by this Agreement or made in accordance with this Agreement shall be delivered in writing to the other Party by reference to the following addresses:

if to Shanghai CRIC Information Technology Co., Ltd.:

Address:	No.383 Guangyan Road, Shanghai, PRC

Postcode:	200072

Attention:	Chief Executive Officer

Facsimile:	+86 (21) 6086 7111

Email:	ding@ehousechina.com

if to Shanghai Real Estate Sales (Group) Co., Ltd.:

Address:	Floor 17, China Merchants Plaza, No. 333, North Chengdu Road, Shanghai, PRC

Postcode:	200041

Attention:	Chief Finance Officer

Facsimile:	+86 (21) 6133 0707

Email:	chenglilan@ehousechina.com
Each Party has the right to change the above addressees and addresses from time to time by giving a written notice to the other Party.

7.2	The above notices or other correspondence shall be deemed delivered (i) upon sent out if by facsimile or electric transmission, or (ii) upon handover in person if by hand delivery; or (iii) upon the fifth (5th) day of being posted if by mail.

7.3	Notwithstanding any provision in this Agreement to the contrary, any notice with regard to non-performance or termination shall be sent by hand delivery or acknowledged overnight courier.
Article 8 Force Majeure
If any Party fails or delays in the performance of any terms or provisions hereof, in whole or in a part, because of acts of God such as storm, flood, fire and etc., or war, riots, strike, changes to policies and laws, orders of governmental authorities, major breakdown of transportation, manufacturing, distribution or storage facilities and any other event, which is neither under the control of the Party whose performance is interfered with nor be preventable by the exercise of reasonable efforts of such Party (each, a “Force Majeure Event”), then upon a prompt notice by the other Party, the suffering Party will, during the duration of the Force Majeure Event, be excused from its obligations hereunder that cannot be performed timely due to such Force Majeure Event, unless that the suffering Party fails to use reasonable efforts to remedy the situation and to remove the cause and effect of the Force Majeure Event.
Article 9 Miscellaneous
9.1	In respect of the subject matter provided herein, to the extent permitted by the applicable laws and regulations, with respect to anything not explicitly provided herein, the relevant applicable provisions of the Offshore Transitional Services Agreement shall apply, as if the Provider hereunder were the “Provider” under the Offshore Transitional Services Agreement and the Recipient hereunder were the “Recipient” under the Offshore Transitional Services Agreement.

9.2	This Agreement is written in Chinese in two (2) originals. Each of the Parties to this Agreement shall hold one (1) original.

9.3	The formation, effectiveness, performance, modification, interpretation and termination of this Agreement shall be governed by laws of the People’s Republic of China.

9.4	Any dispute arising out of or in connection with this Agreement shall be resolved by the Parties through consultation. In the event the Parties fail to agree with each other within thirty (30) days after the dispute arises, the dispute shall be submitted to China International Economic and Trade Arbitration Commission Shanghai Commission for arbitration in Shanghai in accordance with the arbitration rules thereof effective at the submission of the application for arbitration. The arbitration award shall be final and binding upon the Parties.

9.5	Any right, power or remedy granted to each of the Parties by any provision of this Agreement shall not preclude any other rights, powers or remedies that such Party is entitled to under the laws and under any other provisions of this Agreement, and any Party’s exercise of any of its rights, powers or remedies shall not preclude its exercise of any other rights, powers or remedies that it is entitled to.

9.6	A Party’s failure or delay in exercising any of its rights, powers or remedies that it is entitled to under this Agreement or under the laws (the “Available Rights”) shall not constitute its waiver of such rights, nor shall any single or partial waiver of any Available Rights by a Party preclude its exercise of those rights in another manner or its exercise of any other Available Rights.

9.7	Each provision herein is separable and independent from all other provisions herein. If any one provision or more provisions of this Agreement become invalid, illegal or unenforceable at any time, the validity, legality and enforceability of other provisions herein shall not be affected.

9.8	No modifications or supplement to this Agreement shall take effect unless it is made in writing and properly executed by the Parties hereto. The Schedule and appendices hereto shall be integral parts of this Agreement and have the same force and effect as this Agreement. In addition, any reference to this Agreement shall include reference to such Schedule and appendices.

9.9	The Recipient may assign its rights under this Agreement to any Affiliate or Affiliates thereof without the consent of the Provider. The Provider may assign, without the consent of the Recipient, its rights and obligations hereunder to (i) one or more of its Affiliates that has the capability to provide the relevant Service and the qualification required by the applicable laws and regulations (if any); or (ii) any third party regularly providing the similar Services to the Provider or its Affiliates. Except as provided in the preceding sentences of this Article 9.9, neither Party may assign any right and/or obligation hereunder to any third party without the prior written consent of the other Party.

9.10	This Agreement shall be binding on the legal successors of the Parties hereto.

9.11	The headings in this Agreement are written for the ease of reference only, and in no event, shall be used for, or affect, the interpretation to this Agreement.

9.12	Each Party will pay its own costs and expenses incurred for the negotiation, preparation, execution and performance of this Agreement. And each Party shall be responsible for all taxes that are payable by it according to the applicable laws as a result of the execution, performance and consummation of the transactions contemplated hereunder.
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[EXECUTION PAGE]
IN WITNESS WHEREOF, this Agreement is executed by the following Parties on the date first written above.
Shanghai CRIC Information Technology Co., Ltd.

(Seal)

Signature:	/S/Xin Zhou

Name:

Title:
Shanghai Real Estate Sales (Group) Co., Ltd.

(Seal)

Signature:	/seal/

Name:

Title:

Schedule
Services
Types of Services:
1.	General Finance and Accounting Support Services

2.	Human Resources Management Support Services

3.	Administrative Support Services

4.	Internal Control and Internal Audit Support Services

5.	Operational Management Support Services

6.	Legal Support Services

7.	Information Technology Support Services
Provider:     Shanghai Real Estate Sales (Group) Co., Ltd. and its Affiliates
Recipient:     Shanghai CRIC Information Technology Co., Ltd. and its Affiliates
Scope and Annual Volume of Each Type of Services: Based on the Recipient’s reasonable request subject to the terms of this Agreement, provided that the Provider actually performs such Service for itself or its Affiliates.
Price:     The actual Direct Costs and Indirect Costs of providing such Services. “Direct Costs” shall include compensation and travel expenses attributable to employees, temporary workers, and contractors directly engaged in performing the Services as well as materials and supplies consumed in performing the Services. “Indirect Costs” shall include occupancy, IT supervision and other overhead burden of the department incurring the direct costs of providing the Service.
Required Notice Period for Termination by Recipient Pursuant to Article 4.1 of this Agreement: 90 days
Required Notice Period for Termination by Provider Pursuant to Article 4.2 of this Agreement: 90 days